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                            September 15, 2021

       Bernie G. Wolford, Jr.
       President and Chief Executive Officer
       DIAMOND OFFSHORE DRILLING, INC.
       15415 Katy Freeway, Suite 100
       Houston, TX 77094

                                                        Re: DIAMOND OFFSHORE
DRILLING, INC.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 27,
2021
                                                            File No. 333-257281

       Dear Mr. Wolford:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your response to prior comment 1, and re-issue such comment. In that regard, we note your disclosure
that there is currently no established public trading market for the shares, and that you do
not currently intend to apply for a listing of the shares on a national securities
exchange, quotation system or other recognized trading system. Please revise your prospectus
cover page, and elsewhere as appropriate, to disclose a fixed price or bona fide price
range at which the shares of your common stock will be sold by the selling stockholders.
Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.
 Bernie G. Wolford, Jr.
FirstName
DIAMONDLastNameBernie     G. Wolford, Jr.
           OFFSHORE DRILLING,     INC.
Comapany 15,
September NameDIAMOND
              2021         OFFSHORE DRILLING, INC.
September
Page 2    15, 2021 Page 2
FirstName LastName
       Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Shelton Vaughan